Exhibit C


                                        November 20, 1996

          Board of Directors
          Toy Biz, Inc.
          333 East 38th Street
          New York, New York  10016

          Gentlemen:

                    I am pleased to propose, for your
          consideration, a transaction (the "Proposed Transaction") in which the public shareholders of Toy Biz, Inc. ("Toy Biz") would have the opportunity to receive $19 in cash for each of their shares of Class A common stock, par value $.01 per share (the "Toy Biz Common Stock") from Andrews Group Incorporated or one of its affiliates ("Andrews"). It is contemplated in connection with the Proposed Transaction that Toy Biz would become a wholly owned subsidiary of Andrews' subsidiary, Marvel Entertainment Group, Inc. ("Marvel").

                    In anticipation of the Proposed Transaction, Andrews has proposed to invest (the "Andrews Investment") $350 million in Marvel through the acquisition of shares of Marvel common stock, par value $.01 per share. The consummation of the Proposed Transaction would be conditioned upon consummation of the Andrews Investment. For your information, attached to this letter is a copy of a letter sent by Andrews to Marvel relating to the Andrews Investment.

                    Our proposal is, of course, also conditioned upon the execution of a definitive agreement which would contain appropriate representations, warranties, covenants and conditions customary for transactions of this nature. In addition, any definitive agreement would be subject to the approval of Andrews' Board of Directors.

                    We understand that, in light of overlapping equity ownership involving Andrews and Toy Biz, you have formed a special committee of independent directors (the "Special Committee") to consider the Proposed Transaction. Both we and our financial and legal advisors are at your disposal to render whatever assistance or provide any further details with respect to the Proposed Transaction that you may require. Moreover, we are all prepared to meet with the Special Committee and its legal and financial advisors at its earliest convenience to review the Proposed Transaction and any other aspect of Andrews that may be of interest or assistance.

                    We very much appreciate your willingness to consider the Proposed Transaction and look forward to working with you towards its successful completion.

                                        Very truly yours,

                                        /s/ William C. Bevins
                                        William C. Bevins
                                        Chief Executive Officer